Exhibit 99.1

Aeterna Zentaris Secures New European Patent Related to Use of Macimorelin for the Diagnosis of Growth Hormone Deficiency in Adults

– Strengthens intellectual property portfolio for macimorelin and the commercial product Ghryvelin® / Macrilen™ in Europe as the Company plans to pursue even greater protection

TORONTO, ONTARIO, April 19, 2022 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that European Patent Office (EPO) has issued a patent providing intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries, such as the UK and Turkey, for macimorelin (Ghryvelin®; Macrilen™) for use to diagnose growth hormone deficiency (GHD) in adults.

Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone (GH) from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of GHD. Macimorelin is the only U.S. Food and Drug Administration and European Commission approved oral diagnostic for adult growth hormone deficiency.

Dr. Klaus Paulini, Chief Executive Officer of Aeterna, commented, “Patents are an important tool to protect our intellectual property and a critical step in bringing any new drug to market. So we are pleased to have such stronger protection around our innovative product Ghryvelin™/ Macrilen™ in the EU, and several non-EU countries. There is also an opportunity to build greater protection by entering the patent in the national phase in 41 European countries, and we will move ahead with a plan to take advantage of this. This patent also provides protection for our licensing partner in Europe and the United Kingdom, Consilient Health, for the commercialization of macimorelin.”

Patent Details

The patent was issued pursuant to Article 97 (1) of the EPC, with the number EP3729100. The new European patent covers the use of macimorelin to detect GHD in adults, with a base patent term extending until 2038. The EP3729100 patent claims exactly the label of the product approved by the European Commission (EC) in January 2019. The patent provides intellectual property protection of macimorelin in 27 countries within the European Union as well as additional European non-EU countries, such as UK and Turkey.

About Macimorelin

Macimorelin, is the only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macimorelin is currently marketed in the United States under the tradename Macrilen™, through a license and assignment agreement with Novo Nordisk and in Europe and the United Kingdom under the tradename Ghryvelin™, through a license agreement with Consilient Health, Ltd.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectations with respect to the impact of the new European patent on the Company’s intellectual property portfolio and the commercial product Ghryvelin® / Macrilen™, the Company’s ability to successfully enter the national phase, and the ability of Consilient Health to use the new European patent to protect its intellectual property.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our other products under development may not be successful; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement); the global instability due to the global pandemic of COVID-19 and the invasion of the Ukraine, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com